

September 21, 2021

Matthew Oppenheimer
Chief Executive Officer
Remitly Global, Inc.
1111 Third Avenue, Suite 2100
Seattle, WA 98101

> **Re: Remitly Global, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Response dated September 17, 2021**
> **File No. 333-259167**

Dear Mr. Oppenheimer:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2021 letter.

Response dated September 17, 2021

General

1. We read your response to comment 1. For all valuation dates and scenarios, please tell us the amount of allocated enterprise value between common and preferred stock and the rationale/context behind the allocation percentages.

2. We read your response to comment 2. Please provide us a timeline that provides all relevant events causing increases in your common stock fair value and enterprise value since and including your December 22, 2020 valuation through the date of your response. Ensure that this timeline:
   • Identifies and explains, in sufficient detail, material company-specific (financial and/or operation related) and market-specific events causing changes in value. To the

extent that quantitative information is available (e.g., financial performance results, increase in the demand for online remittance, etc.), provide the relevant information. To the extent that it is not practicable to quantify certain events, provide relevant qualitative information regarding their impact (known trends - financial or operational, additional markets entered, increased market share, changes in the market, etc.) and the significance of their impact (e.g., minimal, moderate, large).

- Identifies and discusses key events associated with your offering including:
  - When your Board of Directors began contemplating this offering and when it was authorized;
  - All discussions of enterprise value or IPO pricing, even on an informal or preliminary basis;
  - When financial statements were finalized;
  - When filings were made; and
  - Dates of each event.

You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services